Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

1.             Name and Address of Corporation

Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage")
700, 400 – 3rd Avenue SW
Calgary, Alberta T2P 4H2

2.             Date of Material Change

December 10, 2009

3.             News Release

On December 10, 2009, the Corporation issued a news release disclosing the material summarized in this material change report through the newswire services of Marketwire, which would have been received by the securities commissions where the Corporation is a reporting issuer in the normal course of its dissemination.

4.             Summary of Material Change

On December 10, 2009, the Corporation announced that it had entered into an agreement with a syndicate of underwriters led by RBC Capital Markets to sell to the public, on a bought deal basis, $75.0 million principal amount of 5.0% unsecured subordinated convertible debentures (the "Debentures"). Advantage also granted the underwriters an over-allotment option to purchase up to an additional $11.25 million of Debentures at the same offering price, exercisable in whole or in part up to 30 days following closing. If the over-allotment option is fully exercised, the total gross proceeds of the financing will be $86.25 million. Closing is expected to occur on or about December 31, 2009.

5.             Full Description of Material Change

5.1           Full Description of Material Change

On December 10, 2009, the Corporation announced that it had entered into an agreement with a syndicate of underwriters led by RBC Capital Markets to sell to the public, on a bought deal basis, $75.0 million principal amount of Debentures. Advantage also granted the underwriters an over-allotment option to purchase up to an additional $11.25 million of Debentures at the same offering price, exercisable in whole or in part up to 30 days following closing. If the over-allotment option is fully exercised, the total gross proceeds of the financing will be $86.25 million. Closing is expected to occur on or about December 31, 2009.

Advantage will use the net proceeds of this financing to repay outstanding bank indebtedness and for general corporate purposes.

The Debentures have a face value of $1,000 per Debenture, a coupon of 5.0%, a maturity date of January 30, 2015, and will be convertible into common shares at the option of the holder at a conversion price of $8.60 (the "Conversion Price") per common share ("Common Share"). The Debentures will pay interest semi-annually in arrears on January 31 and July 31 of each year, commencing on July 31, 2010. The Debentures will not be redeemable by the Corporation prior to January 31, 2013. On and after January 31, 2013 and prior to January 30, 2015, the Debentures may be redeemed by the Corporation in whole or in part from time to time at the option of the Corporation on not more than 60 days and not less than 40 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the Conversion Price. In the event that a holder of Debentures exercises their conversion right following a notice of redemption by the Corporation, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the latest interest payment date to the date of conversion.

A preliminary short-form Prospectus will be filed with securities regulatory authorities in each of the provinces of Canada (other than Québec) on or before December 15, 2009.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. This material change report does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.
5.2           Disclosure for Restructuring Transactions

Not Applicable.

6.             Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.             Omitted Information

Not Applicable.

8.             Executive Officer

Advantage Oil & Gas Ltd.
700, 400 – 3rd Avenue SW
Calgary, Alberta
T2P 4H2

Andy Mah, Chief Executive Officer or
Kelly Drader, President and Chief Financial Officer

Telephone: (403) 718-8000

9.             Date of Report

December 15, 2009

Advisory

The information in this material change report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.